SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                            NAL Financial Group Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    62872M106
                                 (CUSIP Number)






                                  June 25, 1997
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

Check the following box if a fee is being paid with this Statement:

[   ]

This filing contains ____ pages.
The Exhibit Index appears on page ____.


         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON . . . . . . . . . .                                                                  Conseco, Inc.
                                                                                                                       -------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1468632

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................AF
                                                                                                                                ---

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................515,000
                                                                                                                             -------
Shares

Beneficially                8.      SHARED VOTING POWER....................................................................8,923,667
                                                                                                                           ---------
Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................515,000
                                                                                                                             -------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER...............................................................8,923,667
                                                                                                                           ---------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,438,667


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46.9%
         ----

14.      TYPE OF REPORTING PERSON.............................................................................................HC, CO
                                                                                                                              ------





         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON...............................................................Conseco Private Capital Group, Inc.
                                                                                                 -----------------------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................35-1882445

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................AF
                                                                                                                                ---
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER........................................................................257,000
                                                                                                                            -------
Shares

Beneficially                8.      SHARED VOTING POWER.....................................................................       0
                                                                                                                                ----
Owned By

Each                        9.      SOLE DISPOSITIVE POWER...................................................................257,000
                                                                                                                             -------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER.................................................................      0
                                                                                                                                ----


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         257,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.3%
           ----

14.      TYPE OF REPORTING PERSON..............................................................................................   CO
                                                                                                                                ----


                                        3



         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON.........................................................Beneficial Standard Life Insurance Company
                                                                                          ------------------------------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................95-0540891

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS........................................................................................................ PF
                                                                                                                                ---

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER......................................................................4,333,333
                                                                                                                           ---------
Shares

Beneficially                8.      SHARED VOTING POWER....................................................................        0
                                                                                                                                ----
Owned By

Each                        9.      SOLE DISPOSITIVE POWER.................................................................4,333,333
                                                                                                                           ---------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER...............................................................        0
                                                                                                                                ----

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,333,333


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.5%
          -----

14.      TYPE OF REPORTING PERSON.........................................................................................        IC
                                                                                                                                  --





         CUSIP No..........................................................................................................62872M106

1.       NAME OF REPORTING PERSON...........................................................Great American Reserve Insurance Company
                                                                                            ----------------------------------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON................................................................75-0300900

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ X ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS.........................................................................................................PF
                                                                                                                                ---
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).................................................................................................[   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION..................................................................United States Citizen

Number of                   7.      SOLE VOTING POWER......................................................................4,333,333
                                                                                                                           ---------
Shares

Beneficially                8.      SHARED VOTING POWER.....................................................................       0
                                                                                                                                ----
Owned By

Each                        9.      SOLE DISPOSITIVE POWER.................................................................4,333,333
                                                                                                                           ---------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER.................................................................      0
                                                                                                                                ----

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,333,333

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.5%
          -----

14.      TYPE OF REPORTING PERSON...........................................................................................   IC
                                                                                                                               --
                                        5

Item 1.           Security and Issuer

         This Schedule 13D is being filed by Conseco, Inc. ("Conseco"), Conseco Private Capital Group, Inc., a wholly owned subsidiary of Conseco, ("CPCG"), Beneficial Standard Life Insurance Company ("BSLIC"), a wholly owned subsidiary of Conseco, and Great American Reserve Insurance Company ("GARCO"), a wholly owned subsidiary of Conseco, relating to the Common Stock (the "Common Stock"), $.15 par value, of NAL Financial Group Inc. (the "Company").

         The Company's   principle  executive offices are located at 500 Cypress
Creek Road West, Suite 590, Ft. Lauderdale, Florida 33309.

Item 2.           Identity and Background

         This statement is filed by Conseco, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Conseco is a financial services holding company which owns and operates insurance companies. The insurance companies owned and operated by Conseco develop, market, issue and administer annuity, individual health insurance and life insurance products. Conseco also provides administrative, data processing and investment management services to non-affiliates.

         The  executive  officers  and  directors  of  Conseco  are:

         Stephen C. Hilbert, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is the Chairman of the Board, Chief Executive Officer and President of Conseco. Mr. Hilbert is also a Director of Conseco.
                                        6

     James S. Adams, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is the Senior Vice President, Chief Accounting Officer and Treasurer of Conseco.

     Ngaire E. Cuneo, whose business address is 745 Fifth Avenue, Suite 2700, New York, New York 10151, is Executive Vice President of Corporate Development and a Director of Conseco. Ms. Cuneo is also a Director of the Company.

     Rollin M. Dick, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is the Executive Vice President and Chief Financial Officer and a Director of Conseco.

     Donald F. Gongaware, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is the Executive Vice President and Chief Operations Officer and a Director of Conseco.

     David R. Decatur, M.D., whose business address is 1303 North Arlington Avenue, Indianapolis, Indiana 46219, is a physician practicing in Indianapolis, Indiana and is President and Chief Executive Officer of Innovative Health Systems, Inc. Dr. Decatur is a Director of Conseco.

     M. Phil Hathaway, whose home address is 4504 N. Northwood, Bloomington, Indiana, is retired. Mr. Hathaway is a Director of Conseco.

     James D. Massey, whose business address is National City Bank of Indiana, 101 W. Washington Street, Indianapolis, Indiana 46255, is retired. Mr. Massey is a Director of Conseco.
                                        7

     Dennis E. Murray, Sr., whose business address is 111 East Shoreline Drive, Sandusky, Ohio 44870, is a partner and principal of the Ohio law firm of Murray and Murray, Co., L.P.A. Mr. Murray is a Director of Conseco.

     John M. Mutz, whose business address is Mr. Mutz is 251 N. Illinois Street, Suite 1400, Indianapolis, Indiana 46204. Mr. Mutz is President of PSI Engergy, Inc. Mr. Mutz is a director of Conseco.

     This statement is also being filed by BSLIC, the principle business address and principle office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. BSLIC is a California stock life insurance corporation which primarily develops, markets, issues and administers annuities and other life insurance products.

     The executive officers and directors of BSLIC are: Messrs. Dick (Executive Vice President and Chief Financial Officer), Gongaware (President and Chief Operations Officer) and Hilbert (Chairman of the Board and Chief Executive Officer) Ms. Cuneo is a director of BSLIC.

     This statement is also being filed by GARCO, the principle business address and principle office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. GARCO is a Texas stock life insurance corporation that develops, markets, issues and administers annuity and life insurance products. The executive officers and directors of GARCO are Messrs. Dick, Gongaware and Hilbert and Ms. Cuneo. Such officers and directors hold the same position with GARCO as they hold with BSLIC.

     This statement is also being filed by CPCG, the principle business address and principle office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. CPCG provides consulting services to Conseco and its subsidiaries in connection with non-traditional investments. Ms. Cuneo is the President and Chief Executive Officer of CPCG, and Mr. Dick is Executive Vice President and Chief Financial Officer. Messrs. Hilbert, Dick and Gongaware and Ms. Cuneo are directors of CPCG.

     All of the executive officers and directors of Conseco, CPCG, BSLIC and GARCO are United States citizens. During the last five years no executive officer or director of Conseco, CPCG, BSLIC or GARCO has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         Effective April 23, 1996, BSLIC, GARCO and the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which each of GARCO and BSLIC purchased $5 million of 9% Convertible Subordinated Debentures of the Company (the "Debentures"). GARCO and BSLIC made the investment out of their working capital. The Debentures are convertible into shares of Common Stock at a conversion price of the lesser of (i) $7.50 per share or (ii) 80% of the closing bid price of a share of Common Stock as reported by the NASDAQ/NMS on the date the Debentures are converted to Common Stock. The closing bid price was $1 19/32 on July 1, 1997 resulting in a conversion price of $1.275 per share. All ownership information presented in this Schedule 13D for GARCO and BSLIC assumes such conversion price. Prior to the public offering of Common Stock in December at $7.50 per share, the conversion price was $12.00 per share which was the conversion price at the time of the filing of the initial Schedule 13D. Accordingly, this Amendment reflects a higher number of shares into which the Debentures are convertible. The accrued interest on the Debenture since the initial Schedule 13D has also resulted in an increase in the number of shares into which the Debentures are convertible.

     Effective April 23, 1996, the Company also issued a warrant to Conseco to purchase 500,000 shares of Common Stock at an exercise price of $12.625 per share and a warrant to Conseco to purchase 15,000 shares of Common Stock at an exercise price of $14.25 per share (the "Warrants"). The Warrants are exercisable immediately and for a period ending April 23, 2001.

     On June 25, 1997, CPCG made a $5,000,000 loan to the Company (the "CPCG Loan"), and in connection with such loan, the Company issued to CPCG a warrant to purchase 257,000 shares of Common Stock at an exercise price of $.15 per share (the "CPCG Warrant"). The CPCG Warrant may be exercised at any time through June 23, 2002. Also, in connection with the CPCG Loan, the exercise price for the Warrants was amended to $.15 per share, and the Debentures were amended to, among other things, (i) provide for the payment to the holders, at maturity, of the equity value of the Debentures or the amount of principal and accrued interest, at the election of the holders and (ii) allow for the transfer of the Debentures.

Item 4.  Purpose of Transaction

     The purpose of each of Conseco, CPCG, BSLIC and GARCO in making the investment in the Company was for investment purposes. Pursuant to the Securities Purchase Agreement, BSLIC and GARCO are entitled to nominate a director for election to the Board of Directors of the Company. BSLIC and GARCO selected Ngaire E. Cuneo as such nominee.

Item 5. Interest in Securities of the Issuer

     (a) As a result of its ownership of the Warrants and its wholly owned subsidiaries ownership of the Debentures and CPCG Warrant, Conseco beneficially owns 9,438,667 shares of the Common Stock representing 46.9% of the shares of Common Stock deemed to be outstanding. Of such shares, GARCO beneficially owns 4,333,333 shares of Common Stock representing 21.5% of the outstanding shares, and BSLIC beneficially owns 4,333,333 shares of Common Stock representing 21.5% of the outstanding shares of Common Stock. Such beneficial ownership by GARCO and BSLIC is based upon a conversion price of $1.275 per share under the Debentures. The Debentures are convertible into shares of Common Stock at a conversion price of the lesser of (i) $7.50 per share or (ii) 80% of the closing bid price of a share of Common Stock as reported by the NASDAQ/NMS on the date the Debentures are converted to Common Stock. Because clause (ii) is currently controlling the conversion price, the number of shares into which the Debentures are convertible is substantially affected by the market price of the Common Stock. Of the shares beneficially owned by Conseco, CPCG beneficially owns 257,000 shares of the Common Stock representing 1.3% of the shares of Common Stock deemed outstanding.

     (b) Upon exercise of the Warrants, the CPCG Warrants and conversion of the Debentures, Conseco will have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 515,000 shares of Common Stock and the shared power to dispose or direct the disposition and the shared power to vote 8,923,667 shares of Common Stock through its wholly owned subsidiaries CPCG, GARCO and BSLIC. Upon conversion of the Debentures, based upon a $1.275 per share conversion price, GARCO and BSLIC each individually will have the sole power to vote and the sole power to dispose of 4,333,333 shares of Common Stock. Upon the exercise of the CPCG Warrants, CPCG will have the sole power to vote and the sole power to dispose of 257,000 shares of Common Stock.

     (c) The only transactions involving the Common Stock affected during the past 60 days by Conseco, CPCG, BSLIC or GARCO are described in this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 2 for a description of the conversion features of the Debentures and a description of the Warrants and the CPCG Warrants. Additionally, BSLIC and GARCO entered into a Stockholders' Agreement, dated April 23, 1996, with the Company and two of the Company's employees. Such agreement provides (i) for the nomination of a person selected by GARCO and BSLIC to be elected to the Board of Directors of the Company; (ii) the vote of shares of Common Stock held by the parties to the Stockholders' Agreement in favor of such director; and (iii) a limitation on the number of shares of Common Stock the employee stockholders may sell in given periods. The Company also granted Conseco and BSLIC and GARCO registration rights pursuant to Registration Rights Agreements under which such holders have, among other things, the right to demand registration of their shares of Common Stock under the Securities Act of 1933. The Securities Purchase Agreement gives BSLIC and GARCO the right to cause the Company to repurchase the Debentures upon a Triggering Event (as defined in the Securities Purchase Agreement) at a price equal to the higher of (i) the principal amount of the Debentures plus 9% interest per annum or (ii) the market value of the Common Stock into which the Debentures are convertible as calculated pursuant to the Securities Purchase Agreement.

Item 7.           Material to Be Filed as Exhibits

     (1)          Joint Filing Agreement by and among  BSLIC, GARCO, Conseco and
                  CPCG;

    *(2) Securities Purchase Agreement, dated April 23, 1996, by and among the Company, BSLIC and GARCO;

    *(3) Warrant to purchase 500,000 shares of Common Stock issued to Conseco April 23, 1996;

    *(4) Warrant to purchase 15,000 shares of Common Stock issued to Conseco April 23, 1996;

    *(5) Stockholders' Agreement, dated April 23, 1996, by and among GARCO, BSLIC, the Company and the shareholders named therein;

    *(6) Registration Rights Agreement, dated April 23, 1996, by and among the Company, GARCO and BSLIC;

    *(7) Registration Rights Agreement, dated April 23, 1996, by and between the Company and Conseco;

    *(8) $5,000,000 9% Subordinated Convertible Debenture issued to GARCO, dated April 23, 1996; and

    *(9) $5,000,000 9% Subordinated Convertible Debenture issued to BSLIC, dated April 23, 1996.

    (10) First Amendment to 9% Subordinated Convertible Debenture, dated April 23, 1996, issued to BSLIC.

    (11) First Amendment to 9% Subordinated Convertible Debenture, dated April 23, 1996, issued to GARCO.

        (12) First Amendment to Warrant to Purchase Common Stock in connection with the warrant for 500,000 shares issued to Conseco.

        (13) First Amendment to Warrant to Purchase Common Stock in connection with the warrant for 15,000 shares issued to Conseco.

        (14) Warrant to Purchase 257,000 shares of Common Stock issued to CPCG dated June 23, 1997.

    *        Incorporated by reference from schedule 13D, dated April 23, 1996.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 1997.

                                  CONSECO, INC.



                                  By:/s/Ngaire E. Cuneo
                                     ---------------------------
                                     Ngaire E. Cuneo,
                                     Executive Vice President


                                  CONSECO PRIVATE CAPITAL GROUP,
                                    INC.



                                  By:/s/Ngaire E. Cuneo
                                     ----------------------------
                                      Ngaire E. Cuneo,
                                       President


                                  BENEFICIAL STANDARD LIFE
                                    INSURANCE COMPANY

                                  By:/s/Rollin M. Dick
                                     ----------------------------
                                     Rollin M. Dick,
                                      Executive Vice President


                                  GREAT AMERICAN RESERVE
                                    INSURANCE COMPANY



                                  By:/s/Rollin M. Dick
                                     ----------------------------
                                     Rollin M. Dick,
                                       Executive Vice President






G:\LEGAL\FORM-13D\NAL625.97